November 9, 2006



Mr. Morris B. Smith
Chief Financial Officer
Cano Petroleum, Inc.
The Burnett Plaza,
801 Cherry Street, Suite 3200
Fort Worth, Texas 76102


	Re:	Cano Petroleum, Inc.
		Registrations Statement on Form S-1
		Filed October 13, 2006
		File No. 333-138003

      Form 10-K for Fiscal Year Ended June 30, 2006
Filed September 25, 2006
      File No. 001-32496

Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended June 30, 2006

Controls and Procedures, page 22

Changes In Internal Control Over Financial Reporting

1. We note your statement that "given the subsequent identification of the above control deficiency relating to accounting for income taxes, we have increased the review and communication between us and our third party tax preparer." Please confirm, if true, that these changes were considered in your determination that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that materially affected or are reasonably likely to materially affect your internal control over financial reporting, or otherwise advise. In addition, please clarify your disclosure to specifically state when you began to increase the review and communication between you and your third party tax preparer.

Financial Statements

Consolidated Balance Sheet, page F-3

2. Please add disclosure in your filing to clarify the nature of the items included within Other current assets. We note that the balance increased $1,208,650 from the period ended June 30, 2005.

Consolidated Statements of Operations, page F-4

3. We note that you present stock compensation expense as a separate component of General and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

Consolidated Statements of Cash Flows, page F-6

4. We note that you present cash restricted for development activities totaling $866,339 for the period ended June 30, 2005. Please disclose the nature of the restriction and where this cash is classified in your consolidated balance sheet. Refer to Rule 5-02(1)
of Regulation S-X.


1. Organization and Summary of Significant Accounting Policies, page
F-7

Oil and Gas Properties and Equipment, page F-7

5. Please expand your disclosure to explain when you revise your unit-of-production amortization rates, as contemplated by paragraph
30 of SFAS 19. In addition, we note your statement that you calculate depreciation and depletion of producing properties "based on estimated proved oil and natural gas reserves." If true, please explain why you believe it is more systematic and rational to amortize development costs using total proved reserves as opposed to total proved developed reserves, or otherwise advise. Please quantify the accounting impact had you used proved developed reserves. Refer to paragraph 35 of SFAS 19.

Revenue Recognition, page F-8

6. We note your disclosure that "All transportation costs are accounted for as a reduction of oil and natural gas sales revenue."
Please expand your disclosure to clarify the nature of the transportation arrangements you have with your customers and the amounts of such costs you have reported as a reduction of your oil and natural gas sales revenue as contemplated by paragraph 6 of EITF
00-10.

14. Supplementary Financial Information For Oil and Gas Producing
Activities, page F-24

7. Please revise your presentation so that amounts incurred
related
to asset retirement obligations and workover expenses are included in
the balance of the line items required to be disclosed (i.e
property
acquisition, exploration and/or development costs), as we believe there is no provision for these separate line items in paragraph
21
and Illustration 2 of SFAS 69.

Exhibits 31.1 and 31.2

8. We note that the wording of your certifications pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, we note the exclusion of certain words within paragraphs 4(a) and 5(b). Please confirm that you will revise your certifications in future filings, as needed, or otherwise advise.


Engineering Comments

Description of Business, page 3

Acquisitions Subsequent to the Davenport Merger, page 3

W.O. Energy, page 4

9. Please provide the technical study performed by Forest A. Garb
&
Associates to support your classification of the secondary recovery reserves as proved undeveloped for the W.O. Energy and the Pantwist acquisitions in the Panhandle field.

Capital Spending Plans for Fiscal Year 2007

10. You state that for the Panhandle field you intend to implement a pilot water-flood project and if the pilot project proves successful you intend to expand the water-flood operation to the entire field.
It appears that you have not made an investment decision to develop the entire field with a water-flood. We also note that it appears that you have not secured the necessary water rights. Please explain, in detail, why you believe it is appropriate to classify the water-flood reserves over the entire field as proved reserves at this time.

Supplementary Financial Information for Oil and Gas Producing
Activities, page F-24

Proved Reserves, page F-25

11. We note that you had 16.4 BCF of negative revisions of past estimates at June 30, 2006. You indicate that 7.2 BCF of the revision is due to a gas contract that was not finalized. Please explain in detail why it was appropriate to classify the 7.2 BCF related to a gas contract as proved in 2005. We also note that the
16.4 BCF negative revision is larger than the entire volume of reserves that you had booked as proved in 2005. Please also clarify this for us.

Standardized Measure, page F-26

12. Please revise your document to present separate line items for your future production costs and future development costs. See
SFAS
69 paragraph 30b for guidance. Confirm to us that you will continue this presentation in future filings for as long as future development costs are significant.


Reserve Report as of July 1, 2006

13. We note that in 2006 you indicate that for your total proved reserves you are forecasting operating costs and taxes of 6,087.7 M$ on production estimates of 396,400 barrels equivalent. Reconcile this with the fact that in 2005 you produced 309,200 barrels equivalent in 2005 with production costs and taxes of 8,160.9 M$.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
with questions about engineering comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or the undersigned at (202) 551-
3740
with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director
Mr. Morris B. Smith
Cano Petroleum, Inc.
November 9, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010